

July 22, 2011

Via E-mail
Neal Friedman
President
Primco Management Inc.
700 Rockaway Turnpike
Lawrence, NY 11559

      Re: **Primco Management Inc.**
                   Amendment No. 1 to Registration Statement on Form S-1
                   Filed June 15, 2011
                   File No. 333-173119

Dear Mr. Friedman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise your cover page to indicate that the filing is an amendment to your registration statement and clarify which amendment.

2.   We note in your response to comment 1 in our letter dated April 25, 2011 that the company does not intend to engage in activities commensurate with the business plan of a "blank check" company, as contemplated under Rule 419 of Regulation C. Please tell us, specifically, whether the company has any plans to enter into a merger or change of control and, if it does not, in the forepart of the prospectus, please amend to include an affirmative statement to make clear that the company has no present plans to be acquired or to merge with another company nor does the company, nor any of its shareholders, have any plans to enter into a change of control or similar transaction.

Prospectus Summary

Operations, page 5

3.   We reissue comment 3 in our letter dated April 25, 2011. Please further expand
        your discussion of historical operations to clarify that you have suffered net
        losses.

4.   We also note that you have entered into a new contract for residential
        development. Please discuss the material terms of this arrangement in greater
        detail and file the agreement as an exhibit with your next amendment.

Use of Proceeds, page 14

5.   We note your line item revisions in this section. Please revise your narrative to
        explain how you estimated the referenced costs and clarify which general and
        administrative expenses you would not fund if you were unsuccessful in selling
        all of the securities.

Employees, page 20

6.   We reissue comment 18 in our letter dated April 25, 2011 in part. Please tell us
        whether Messrs. Friedman and Spira are currently employed or otherwise
        engaged in ventures outside of your business, and if so, please quantify what you
        mean by "full efforts" to be devoted to your business. Please also provide a better
        approximation of the amount of time that each such employee will spend on
        further developing your operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 28

7.   We note your revised risk factor disclosure in response to comment 6 and your
        response to comment 19 in our letter dated April 25, 2011. Please revise your
        disclosure to more specifically describe how you intend to cover your estimated
        expenses for complying with the reporting obligations of the Exchange Act of
        1934 as your business operations do not appear sufficient to cover these costs.

Financial Statements, page 37

8.   Please revise your financial statements to include the period from October 14,
        2010 (inception) to December 31, 2010. Please refer to Rule 8-02 of Regulation
        S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities

Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or Jennifer Gowetski, Senior Counsel, at (202) 551-3401 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Jody Walker, Esq.